Exhibit 99.1

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Baosheng Media Group Holdings Limited Reports Financial Results for the First Half of 2021

Beijing, China, September 30, 2021 (GLOBAL NEWSIRE) – Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”), a China-based online marketing solution provider, today announced its financial results for the first half of 2021.

Ms. Wenxiu Zhong, Chairwoman and CEO of the Company, commented, “In the first half of 2021, with the sporadic occurrences of COVID-19 cases and the implementation of stricter prevention controls to prevent further spread of COVID-19, the Company’s business was under significant pressure and the operating results declined, as the domestic travel market and consumer market both experienced reductions. Furthermore, many of our customers operating in Fintech, gaming, education, and real estate industries have experienced consumption declines, amid policy adjustment by the Chinese government to enhance regulation and supervision of these industries, which resulted in lower advertisement expenditures. Under the current circumstance, we have actively optimized our business plans and strategies and made progress in our Ocean Engine business, including establishing partnerships with well-known customers, such as Alibaba and Bytedance, in order to counter the adverse effects of COVID-19 and the governmental policy developments on the Company’s operations and financial results.”

Ms. Zhong continued, “Looking forward, we will continue to conduct in-depth research on the current market environment and take appropriate measures to respond accordingly. We plan to initiate a series of business innovations in the Ocean Engine mobile marketing platform in the consumer staples field. At the same time, we will continue to focus on a content innovation strategy to optimize products and services, enhance market models, expand in-depth cooperation, and help customers make substantial progress toward achieving their business goals. We are very optimistic about the future development of the Company.”

Financial Highlights for the First Half of 2021

	For the Six Months Ended June 30,
	2021	2020	% Change
Revenues	$2,415,352	$9,801,216	-75.4%
Gross profit	$1,444,334	$9,172,553	-84.3%
Gross margin	59.8%	93.6%	-33.8%
Income (Loss) from Operations	$(2,242,820)	$5,795,583	-138.7%
Net Income (Loss)	$(271,671)	$6,172,112	-104.4%
Earnings (Loss) per share	$(0.01)	$0.30	-103.3%

•	Revenue decreased by 75.4% to $2.4 million in the first half of 2021 from $9.8 million in the first half of 2020.
•	Gross profit decreased by 84.3% to $1.4 million in the first half of 2021 from $9.2 million in the first half of 2020.
•	Gross margin was 59.8% in the first half of 2021, compared to 93.6% in the first half of 2020.
•	Income from operations decreased by 138.7% from $5.8 million in the first half of 2020 to a loss of $2.2 million in the first half of 2021.
•	Net income decreased by 104.4% from $6.2 million in the first half of 2020 to a loss of $0.3 million in the first half of 2021.
•	Earnings per share decreased by 103.3% from $0.30 per share in the first half of 2020 to a loss of $0.01 per share in the first half of 2021.

Financial Results for the First half of 2021 and 2020

The following table summarizes the results of our operations during the first half of 2021 and 2020, respectively.

	For the Six Months Ended June 30,		Changes
	2021	2020	Amount	%
Revenues	$2,415,352	$9,801,216	$(7,385,864)	-75.4%
Cost of revenues	(971,018)	(628,663)	(342,355)	54.5%
Gross profit	1,444,334	9,172,553	(7,728,219)	-84.3%

Operating Expenses
Selling and marketing expenses	(541,953)	(256,362)	(285,591)	111.4%
General and administrative expenses	(3,145,201)	(3,120,608)	(24,593)	0.8%
Total Operating Expenses	(3,687,154)	(3,376,970)	(310,184)	9.2%

Income (Loss) from Operations	(2,242,820)	5,795,583	(8,038,403)	-138.7%

Interest expense, net	(64,203)	(105,497)	41,294	-39.1%
Changes in fair value of warrant liabilities	1,902,153	-	1,902,153	>100.0%
Subsidy income	249,102	589,820	(340,718)	-57.8%
Other expenses, net	(115,903)	(1,159)	(114,744)	9,900.3%
Income (Loss) Before Income Taxes	(271,671)	6,278,747	(6,550,418)	-104.3%

Income tax expense	-	(106,635)	106,635	-100.0%

Net Income (Loss)	$(271,671)	$6,172,112	$(6,443,783)	-104.4%

Revenues

The Company recognizes all revenues on a net basis, which are comprised of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising expenses of the Company’s advertisers and are closely correlated to the Company’s gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees the Company charges its advertisers (i.e. gross billing), net of the media costs the Company incurred on their behalf.

Revenue decreased by 75.4% to $2.4 million in the first half of 2021 from $9.8 million in the first half of 2020.

	For the Six Months Ended June 30,
	2021	2020	% Change
Rebates and incentives offered by publishers	$2,355,036	$8,629,572	-72.7%
Net fees from advertisers	60,316	1,171,644	-94.9%
Revenues	$2,415,352	$9,801,216	-75.4%

The rebates and incentives offered by publishers decreased by $6.2 million, or 72.7%, to $2.4 million in the first half of 2021 from $8.6 million in the first half of 2020, which was mainly caused by the decrease of $6.0 million in revenue from Sogou, as the authorized agency agreement between the Company and Sogou ended in March 2021. Sogou was our top publisher for the first half of 2020. In the first half of 2021, the Company entered into authorized agency agreements with both Alibaba and Bytedance, focusing on the provision of advertising agency services for advertisers in the education industry. However, due to new governmental policies on the education industry, the rebates and incentives offered by the two publishers were below expectations.

The net fees from advertisers decreased by $1.1 million, or 94.9%, to $0.1 million in the first half of 2021 from $1.2 million in the first half of 2020. The decrease was mainly caused by the decrease of $1.1 million in the net fees earned from advertisers for mobile app ad services. Because advertisers of mobile app ad services were affected by COVID-19 and required a long extension of credit from the Company, the Company reduced provisions of such services for the first half of 2021.

The Company has advertising agency revenues from Search Engine Marketing (“SEM”) services and non-SEM services.

	For the Six Months Ended June 30,
	2021	2020	% Change
Revenue from SEM services	$2,356,200	$8,405,169	-72.0%
Revenue from Non-SEM services	59,152	1,396,047	-95.8%
Revenues	$2,415,352	$9,801,216	-75.4%

The revenues from SEM services consist of rebates and incentives offered by publishers. The revenues from SEM services decreased by $6.0 million, or 72.0%, to $2.4 million in first half of 2021 from $8.4 million in first half 2020. The decrease in revenues from SEM services was primarily due to a decrease of $6.1 million, or 73.5% of revenues from Sogou as the Company did not provide agency services to Sogou since April 2021.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services decreased by $1.3 million, or 95.8%, to $0.06 million in first half of 2021 from $1.4 million in first half 2020. Such decrease was mainly due to a decrease in mobile app ads placed by the Company’s existing advertisers , as their business operations were affected by the COVID-19 pandemic and required longer credit term. As such, the Company reduced provision of the mobile app services for the first half of 2021.

Cost of revenues

The cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. Total cost of revenues increased by $0.4 million, or 54.5%, to $1.0 million in the first half of 2021 from $0.6 million in the first half of 2020. The increase was primarily attributable to an increase of staff costs by $0.4 million, or 64.8%, as a result of an increase of 30 additional employees (based on monthly average headcount) hired for agency services for Alibaba and Bytedance. The Company employed staff who were expert in producing short video clips and flow media for these two customers. However, as affected by the Chinese government’s policies on the educational industry, the two customers contributed less revenue than previously forecasted.

Gross profit

The Company’s gross profit decreased by $7.8 million, or 84.3%, to $1.4 million in first the half of 2021 from $9.2 million in the first half of 2020. Overall gross margin decreased by 33.8% to 59.8% in the first half of 2021, from 93.6% in the first half of 2020.

Selling and marketing expenses

Selling and marketing expenses increased by $0.3 million, or 111.4%, to $0.5 million in the first half of 2021 from $0.2 million in the first half of 2020. The increase in selling expenses was primarily due to an increase of $0.3 million in entertainment expenses for marketing and promotion activities, since the Company suspended its marketing and promotion activities in the first half of 2020 due to COVID-19.

General and administrative expenses

General and administrative expenses were $3.15 million and $3.12 million, respectively, in the first half of 2021 and 2020. Our general and administrative expenses remained stable during these two periods.

Subsidy income

Subsidy income in the first half of 2021 primarily consisted of subsidy income from the local tax authority of $0.2 million, compared to subsidy income in first half of 2020, which primarily consisted of subsidy income from the local tax authority of $0.6 million.

Change in fair value of warrant liabilities

The change in fair value of warrant liability for the half year 2021 represents a net remeasurement gain of $1.9 million for the private placement warrants, which were issued to two investors in connection with the Company’s private placement of $10.0 million on March 18, 2021. The fair value of the warrants as of March 18, 2021 and June 30, 2021 was estimated to be $2.4 million and $0.5 million, respectively, by using the Black-Scholes valuation model. The change in fair value as of June 30, 2021 as compared to that of March 18, 2021 amounted to $1.9 million, which was recognized in the consolidated statements of operations.

Other expenses, net

Other expenses primarily consisted of a net nonrefundable rental deposit of $0.1 million, due to an the early termination of a lease agreement in the first half of 2021. Other expenses, primarily consisted of tax penalties for delayed payment in the first half of 2020.

Income tax expense

Income tax expense was $nil in the first half of 2021, as compared to income tax expense of $0.1 million in the first half of 2020. The Company has transferred the majority of its business to the operating subsidiaries in Horgos and Kashi, Xinjiang province since 2019, where the Company enjoys a five-year profit tax exemption, beginning from the first year in which the business operational revenue is earned.

For the first half of 2021, we did not incur income tax expenses, and instead we incurred taxable losses. For the first half 2020, the income tax expense increased, due to the reversal of the deferred tax assets recognized for Beijing Baosheng as of December 31, 2019.

Net income (loss)

Net loss was $0.3 million in the first half of 2021, compared to net income of $6.2 million in the first half of 2020. Basic and diluted loss per share was $0.01 in the first half of 2021, compared to basic and diluted earnings per share of $0.30 in the first half of 2020.

Financial Condition

As of June 30, 2021, the Company had cash and cash equivalents of $12.1 million, compared to $6.6 million as of December 31, 2020.

Net cash used in operating activities was $27.8 million in the first half of 2021, compared to net cash used in operating activities of $3.1 million in the first half of 2020. For the first half of 2021, net cash used in operating activities mainly derived from (i) net loss of $0.3 million adjusted for noncash provision for doubtful accounts of $1.5 million and the change in fair value of warrant liabilities of $1.9 million, (ii) net changes in our operating assets and liabilities, principally consisting of (a) a decrease in accounts receivable of $7.8 million, due to collections and a decrease in gross billing; (b) an increase of advances from advertisers of $2.0 million; and (c) an increase in prepayments of $12.2 million and a decrease in accounts payable to third parties of $20.6 million, because publishers required increased prepayments or prompt repayments from us. For the first half of 2020, net cash used in operating activities mainly derived from (i) net income of $6.2 million adjusted for noncash provision for doubtful accounts of $1.8 million, (ii) net changes in our operating assets and liabilities, principally comprising of (a) a decrease in accounts receivable of $1.1 million because of collections; (b) an increase of advances from advertisers of $1.3 million, since more advances were required from advertisers, which was in line with increased prepayments required by our publishers; (c) an increase in prepayment of $2.7 million and a decrease in accounts payable to third parties of $13.0 million, because publishers required increasing prepayments or prompt repayments from us; and (d) a decrease in media deposits of $1.5 million, because our top publisher released a media deposits of $1.5 million, and an increase in advertiser deposits of $0.5 million, because we acquired new advertisers during the period.

Net cash used in investing activities was $5.7 million in the first half of 2021, compared to net cash used in investing activities of $nil in the first half of 2020. For the first half of 2021, net cash used in investing activities was due to the purchase of property and equipment of $0.4 million, purchase of intangible assets of $0.8 million, prepayments for intangible assets of $2.9 million and equity investment of $1.5 million in an investee. For the first half of 2020, the Company did not have cash provided by or used in investing activities.

Net cash provided by financing activities was $38.5 million in the first half of 2021, compared to $0.8 million in the first half of 2020. During the first half of 2021, cash provided by financing activities mainly consisted of net proceeds of $30.2 million for initial public offering and overallotment, net proceeds of $9.9 million from the private placement with two investors, partially offset by repayment of borrowings of $1.5 million to related parties. For the first half of 2020, cash provided by financing activities consisted of bank borrowing of $1.4 million, proceeds from third-party loans of $6.5 million, partially offset by repayment of third-party loans of $6.8 million and payment of issuance costs directly related to the initial public offering of $0.4 million.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads in various forms, such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the Company’s website at http://ir.bsacme.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” ”anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 and December 31, 2020

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$12,118,982	$6,576,658
Restricted cash	3,892,983	3,695,598
Accounts receivable, net – third parties	56,559,692	65,154,845
Accounts receivable, net – related party	88,863	-
Prepayments	18,396,508	6,058,481
Media deposits	1,610,774	6,837,879
Media deposits – related party	1,407,862	-
Deferred offering cost	-	425,537
Other current assets	3,890,646	3,323,532
Total Current Assets	97,966,310	92,072,530

Long-term investment	1,548,803	-
Property and equipment, net	1,216,708	909,236
Intangible assets, net	831,209	5,504
Prepayments for intangible assets	2,922,269	-
Right of use assets	1,411,625	353,238
Total Assets	$105,896,924	$93,340,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowing	$-	$1,532,567
Accounts payable – third parties	15,090,210	35,376,612
Accounts payable – related parties	1,574,753	-
Advance from advertisers	1,322,957	3,287,653
Advertiser deposits	1,838,499	5,881,908
Dividends payable	3,407,366	3,371,648
Income tax payable	376,398	570,540
Due to related parties	14,565	715,546
Operating lease liabilities, current	492,316	351,551
Warrant liabilities	468,223	-
Accrued expenses and other liabilities	720,910	591,622
Total Current Liabilities	25,306,197	51,679,647

Operating lease liabilities, noncurrent	806,153	-

Total Liabilities	26,112,350	51,679,647

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0005 per share, 100,000,000 shares authorized; 29,260,784 and 20,400,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively)	14,630	10,200
Additional paid-in capital	41,505,782	3,814,665
Statutory reserve	898,133	898,133
Retained earnings	35,472,246	35,743,917
Accumulated other comprehensive gain	1,893,783	1,193,946
Total Shareholders’ Equity	79,784,574	41,660,861

Total Liabilities and Shareholders’ Equity	$105,896,924	$93,340,508

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
Revenues	$2,415,352	$9,801,216
Cost of revenues	(971,018)	(628,663)
Gross profit	1,444,334	9,172,553

Operating Expenses
Selling and marketing expenses	(541,953)	(256,362)
General and administrative expenses	(3,145,201)	(3,120,608)
Total Operating Expenses	(3,687,154)	(3,376,970)

Income (Loss) from Operations	(2,242,820)	5,795,583

Interest expense, net	(64,203)	(105,497)
Changes in fair value of warrant liabilities	1,902,153	-
Subsidy income	249,102	589,820
Other expenses, net	(115,903)	(1,159)
Income (Loss) Before Income Taxes	(271,671)	6,278,747

Income tax expense	-	(106,635)

Net Income (Loss)	$(271,671)	$6,172,112

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	699,837	(472,332)
Comprehensive Income	$428,166	$5,699,780

Weighted average number of ordinary share outstanding
Basic and Diluted	26,759,235	20,400,000

Earnings (Loss) per share
Basic and Diluted	$(0.01)	$0.30

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
Net Cash Used in Operating Activities	$(27,756,592)	$(3,092,900)

Cash Flows from Investing Activities:
Purchases of property and equipment	(422,253)	-
Purchases of intangible assets	(834,78)	-
Prepayments for intangible assets	(2,916,127)	-
Investment in an investee	(1,545,547)	-
Net Cash Used in Investing Activities	(5,718,715)	-

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	25,989,264	-
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	4,185,000	-
Issuance of units pursuant to a private placement, net of issuance costs	9,858,000	-
Proceeds from borrowings from banks	-	1,421,686
Repayment of bank borrowings	(1,545,547)	-
Proceeds from borrowings from third parties	-	6,489,998
Repayment of borrowings to third parties	-	(6,774,336)
Payments of issuance costs related to initial public offering	-	(362,212)
Net Cash Provided by Financing Activities	38,486,717	775,136

Effect of exchange rate changes on cash, cash equivalents and restricted cash	728,299	(126,156)

Net increase (decrease) in cash, cash equivalents and restricted cash	5,739,709	(2,443,920)
Cash, cash equivalents and restricted cash at beginning of period	10,272,256	11,016,948
Cash, cash equivalents and restricted cash at end of period	$16,011,965	$8,573,028

Supplemental Cash Flow Information
Cash paid for interest expense	$98,514	$113,129
Cash paid for income tax	$-	$-

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$1,553,829	$-